
March 14, 2021

Michael Prinn
Chief Financial Officer
SeaChange International, Inc.
500 Totten Pond Road
Waltham, MA 02451

> **Re: SeaChange International, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2020**
> **Filed April 20, 2020**
> **File No. 001-38828**

Dear Mr. Prinn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing